[Morgan Stanley Letterhead]

VIA EDGAR

May 8, 2020

Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alternative Investment Partners Absolute Return Fund
File Numbers 811-21767 & 333-223060

Alternative Investment Partners Absolute Return Fund STS
File Numbers 811-21831 & 333-223061

(each a “Fund” and, collectively, the “Funds”)

Dear Mr. Sutcliffe:

Thank you for your comments received telephonically by our counsel at Dechert LLP regarding the post-effective amendment to each Fund’s registration statement filed on Form N-2 on April 29, 2020 (in each case, such Fund’s “April PEA”) with the Securities and Exchange Commission (the “Commission”). Below, we describe the changes made to the Funds’ registration statements in response to the comments from the Commission’s staff (the “Staff”) and provide any responses to, or any supplemental explanations of, such comments, as requested. These changes have been reflected in the Funds’ subsequent post-effective amendments to their respective registration statements (each an “Amendment”), each of which will be filed via EDGAR on or about the date hereof. Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus.

ALL FUNDS

1.	Comment: Please revise the disclosure in the “Summary of Fees and Expenses” section of each Prospectus to clarify when the Annual Fund Expenses were calculated and how those expenses compare to the current expenses of the Funds.

Response: We respectfully acknowledge your comment and hereby confirm that as of March 31, 2020, the expenses of each Fund have not materially increased. We have revised the disclosure to state as of when the expenses have been calculated, but we do not believe any additional disclosure is warranted and we believe that the “Summary of Fees and Expenses” section of each Prospectus is consistent with the requirements of Form N-2.

2.	Comment: If there have been material negative changes to the current financial state of each Fund since the fiscal year end which would make the information contained in the “Financial Highlights” section of each Prospectus misleading, please provide disclosure explaining such material negative changes. If each Fund believes that the information contained in the “Financial Highlights” section of each Prospectus is not misleading, please provide a supplemental explanation as to why no additional disclosure is necessary.

Response: We respectfully acknowledge your comment. The current financial statement disclosure in each Fund’s Registration Statement as presented fully complies with the requirements of Regulation S-X Rule 3-18 and pursuant to that Rule and Form N-2, no interim financial data is required. The Funds have further reviewed their interim financial data as of March 31, 2020 and concluded that the disclosure in each Fund’s Registration Statement as presented, is appropriate and not misleading. The Funds’ key performance metrics have remained relatively stable through the first quarter. We note in particular that for the Alternative Investment Partners Absolute Return Fund, the net asset value as of the end of the first quarter 2020 was estimated to be $327.3 million, as compared to $348.5 million at December 31, 2019 and the leverage ratio as of the end of the first quarter 2020 was estimated to be 1.21%, as compared to 1.20% at December 31, 2019. For the Alternative Investment Partners Absolute Return Fund STS, the net asset value as of the end of the first quarter 2020 was estimated to be $197.4 million, as compared to $210.3 million at December 31, 2019 and the leverage ratio as of the end of the first quarter 2020 was estimated to be 1.21%, as compared to 1.20% at December 31, 2019. We have revised the disclosure in the section entitled “Financial Highlights” to include these updated net asset value and leverage ratios.

The Funds have also undertaken a full review of their relevant risk and strategy disclosure and made such updates as they, with advice of counsel, deem appropriate to reflect the current market environment. We note in particular updates made to the “Market and Geopolitical Risk” disclosure in the “Investment Related Risks” section of each Fund’s Prospectus to more fully describe the potential impacts of a pandemic or similar macro event.

3.	Comment: The “Other Accounts Managed by the Portfolio Managers” section of each Statement of Additional Information (“SAI”) suggests that the portfolio management team is jointly managing each account disclosed in that section. Please confirm whether the portfolio management team is jointly managing the other accounts listed in this section. If not, please revise the table to clearly indicate the accounts and assets managed by each portfolio manager.

Response: We respectfully acknowledge your comment. We hereby confirm that the portfolio management team of the Funds are jointly managing the other accounts listed in the table.

4.	Comment: Please provide hyperlinks in the SAI to the annual report which includes the “Financial Statements” that are incorporated by reference in each Fund’s registration statement.

Response: The disclosure has been revised accordingly.

5.	Comment: The signature page for each Fund’s registration statement states that it is signed by the “Majority of the Trustees.” Please explain to the Staff why this statement been included.

Response: We respectfully acknowledge your comment. We note that Section 6(a) of the Securities Act of 1933 (the “1933 Act”) requires that a registration statement be signed by the majority of its board of directors or persons performing similar functions. As such, we believe that this statement is appropriate and consistent with the requirements under the 1933 Act.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Jonathan Gaines at (212) 641-5600. Thank you.

Best regards,
/s/ Allan Fajardo
Allan Fajardo

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